
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                  Commission File Number:_______

                          NOTIFICATION OF LATE FILING
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

(Check One): [X]  Form 10-K             [  ]  Form 11-K                [  ]  Form 20-F        [  ]  Form 10-Q


[  ]  Form N-SAR

     For Period Ended:                  February 3, 2001
                                        ----------------

[  ]  Transition Report on Form 10-K                      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F                      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                    PART I
                           REGISTRATION INFORMATION

Full name of the registrant  Zany Brainy, Inc.
                             -----------------

Former name if applicable

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Address of principal executive office (Street and number)

2520 Renaissance Blvd.
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City, state and zip code King of Prussia, Pennsylvania    19406
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                                    PART II
                            RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or a portion thereof could not be filed within the prescribed period (Attach extra sheets if needed):

     As previously reported in the Registrant's Forms 8-K filed with the SEC March 15, March 20, March 30, April 16 and May 1, 2001, the Registrant is in default under its credit facility and its creditors have formed an informal committee. The Registrant has been working with its current lender, its creditors committee and a possible new lender that would replace its current lender, as well as exploring various strategic alternatives, to provide the Registrant with sufficient cash availability to operate its business. As a result, the Registrant has been engaged in providing substantial data and support to its reorganization efforts, including providing financial and other information to, among other parties, the Registrant's current lender, potential new lender and creditors committee. It has been unable, without unreasonable expense and effort, to simultaneously compile the information necessary to complete this filing within the prescribed time period. The Registrant intends to complete the filing no later than May 21, 2001.
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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of the person to contact in regard to this notification:

Daniel Kaufman            (610) 278-7800
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     (Name)              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes   [  ] No

     If so: attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report in its Form 10-K that its fiscal 2000 financial results were affected by several significant factors including: costs and expenses that arose from the acquisition, and integration of Noodle Kidoodle, Inc., which the Registrant acquired in July 2000, the contribution of capital and later dissolution of the Registrant's Internet joint venture with Online Retail Partners, Inc., and a decrease in comparable same store sales, all of which contributed to the liquidity issues that the Registrant confronts. The Registrant is not able to provide a reasonable estimate of these and other changes in its results of operations for the year because it has not yet finalized its financial statements for the fiscal year ended February 3, 2001.



                               Zany Brainy, Inc.
                               -----------------
                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 4, 2001        By:  /s/ Thomas G. Vellios
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                               Thomas G. Vellios
                               Chief Executive Officer and President